UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden hours per response .... 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number              000-24505

Collateral Therapeutics, Inc. (Exact name of registrant as specified in its charter)
11622 El Camino Real, San Diego, California 92130 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, Par Value $0.001 Per Share (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

        Approximate number of holders of record as of the certificate or notice date:              1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Collateral Therapeutics, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 2, 2002	By:	/s/ CHRISTOPHER J. REINHARD President and Chief Operating Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.